

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0303

October 1, 2004

<u>**Via Facsimile (404) 572-6999 and U.S. Mail**</u>

Katherine M. Koops, Esq.
Powell, Goldstein, Frazer & Murphy
191 Peachtree Street, N.E., 16<sup>th</sup> Floor
Atlanta, GA 30303

RE:  **Darlington County Bancshares, Inc.**
      **Schedule 13E-3; file no. 5-80015**
      **Schedule 14A; file no. 0-30001**
      **Filed September 1, 2004**

Dear Ms. Koops:

We have the following comments on the above-referenced filings.

**<u>Schedule 13E-3</u>**

1.      Revise your Schedule 13E-3 to include Darlington Interim Corporation as a filing person
        or advise us of the basis for your belief that the merger subsidiary is not "engaged" in the
        Rule 13e-3 transaction. For help in making this determination, please review Section
        II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
        Also note that each filing person has a separate filing, disclosure, and dissemination
        obligation under Rule 13e-3. For example, you will need to include a statement as to
        whether Darlington Interim Corporation and Mr. Funderburk believe the Rule 13e-3
        transaction to be fair to unaffiliated security holders and an analysis of the material
        factors upon which they relied in reaching such a conclusion. *See* Item 8 of Schedule
        13E-3, Item 1014 of Regulation M-A and Question & Answer No. 5 of Exchange Act
        Release No. 34-17719 (April 13, 1981). As another example, you will need to provide
        disclosure pertaining to their purposes and reasons for the transaction and any alternatives
        they considered pursuant to Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A.

2.      It is unclear why you have identified Mr. Funderburk as a filing person on the Schedule
        13E-3 but not Mr. Scott who is a director and the beneficial owner of a greater amount of
        shares. Please advise.

3.      Either here or in the proxy statement, ensure that you provide all of the disclosure regarding the company's plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item contained in (c)(1-8) is inapplicable or the answer is in the negative, revise Item 6 of the Schedule 13E-3 to so state.

## Schedule 14A

4.      Revise the first page of the disclosure document that will be sent to security holders and the form of proxy to state that they are preliminary copies. Refer to Rule 14a-6(e)(1).

5.      Furnish the information required to be in the proxy statement by Item 1(c) of Schedule 14A and Rule 14a-5(e).

## Important Notices

6.      Please revise the third paragraph to state that you may be required to file and disseminate revised materials for any material changes to the information presented in the document, and not just those changes that are fundamental.

## Alternatives Considered, page 8

7.      We note your disclosure that the company would incur significantly increased transaction costs if it had proceeded with a reverse stock split instead of the merger. Please quantify the difference in funds that would have been required by a reverse split from those that will be required to conduct the merger.

8.      When the board first began discussing the going private transaction due to the increasing reporting and compliance expenses, did it consider any ways to reduce expenses other than going private? If so, identify the alternatives considered and why they were ultimately rejected. *See* Item 1013(b) of Regulation M-A.

9.      Revise the discussion under "Sale of the Company" to disclose the basis for the board's claim that a potential acquiror would likely offer to shareholders a consideration value that "would not reflect an appropriate return on their investment." Also revise to clarify why a sale would be "detrimental to [y]our ability to serve [y]our target markets."

## Background of the Reorganization, page 8

10.     Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of

a sense of the content of those discussions. Please revise to disclose the following, which is not intended to be an exhaustive list:

- who first proposed the possibility of going private and when this occurred;
- the substance of management discussions regarding the evaluation of various transactional alternatives;
- how the board selected a $31 per share price following Triangle's indication that $26 to $31 was an appropriate range of value;
- what specific issues, if any, were addressed by the board with Triangle during its presentation; and
- how and when the executive officers and directors indicated their intent to vote in favor of the merger.

Reasons for the Reorganization, page 9

11.     Given that several of the factors you list as contributing to the decision to take the company private, such as limited liquidity and inability to utilize stock as a source of financing, appear to have existed for several years and since the Sarbanes-Oxley Act was enacted nearly two years ago, revise to indicate why you seek to undertake the going private transaction *at this time* as opposed to other times in the company's operating history. *See* Item 1013(c) of Regulation M-A.

12.     Provide a break down of the $100,000 per year expected cost savings, to the extent possible, by quantifying the savings for each type of expense discussed. Also quantify the amount of time management devotes to compliance with the federal securities laws, to the extent practicable.

Effects of the Reorganization on Darlington, page 10

13.     While you provide separate sections to discuss the effects of the transaction on the company and its affiliates, you do not provide equally prominent discussions of the effects on the unaffiliated shareholders who will receive cash in the merger and unaffiliated shareholders who will retain their investment in the company. Revise to include a reasonably detailed discussion of both the benefits and detriments of the reorganization to each group of unaffiliated shareholders in accordance with Instruction 2 to Item 1013 of Regulation M-A.

Effects of the Reorganization on Affiliates, page 11

14.     Describe the effects of the transaction on each filing person's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Federal Income Tax Consequences of the Reorganization, page 12

15.     Please eliminate the language that the discussion "is a general summary" or "is intended only as a summary." We believe these statements might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

16.     Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the company, Mr. Funderburk and all other shareholders who will retain shares after the reorganization. *See* Item 1013(d) of Regulation M-A.

Recommendation of the Board of Directors; Fairness of the Reorganization, page 15

17.     Generally, your discussion of the factors listed in Item 1014 of Regulation M-A should only address substantive and procedural fairness to *unaffiliated* shareholders, and not all shareholders generally. *See* Item 1014(a) of Regulation M-A and Question and Answer No. 19 in Exchange Act Release No. 34-17719 and revise accordingly. In addition, revise to separately address substantive and procedural fairness to unaffiliated shareholders who will retain their interest in the company from those who will not.

18.     To the extent the board is relying on the analysis of Triangle to satisfy its requirement to evaluate going concern value, then the board must specifically adopt the advisor's analysis and conclusion as its own. Further, clarify which analysis the board considered in its evaluation of going concern.

19.     Revise the carryover paragraph on pages 17 to 18 to clarify why the board believes that liquidation value is not a relevant measure of the company's valuation. For example, how does liquidation value relate to the board's conclusion about book value? Why did the board determine not to evaluate liquidation value given its inability to assure that the liquidation value would not produce a higher valuation than going concern value? Please also note that your assertion that a liquidation is not a feasible alternative does not provide an adequate explanation for why liquidation value is not relevant. In this regard, please refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719 ("...the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

20.     Clearly state that the board did not consider firm offers in accordance with Instruction 2(viii) of Regulation M-A because there were none.

21.     Revise your discussion of procedural fairness to clarify how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c) and (d) of Regulation M-A. Address this point in light of the fact that all of the company's management-related shareholders who will

retain their investment in the company are also the affiliates who determined to effectuate the reorganization, reject other alternatives and set the price to be paid in the transaction.

## Opinion of Independent Financial Advisor, page 19

22.     On a supplemental basis, provide us with a copy of Triangle's engagement letter with the company.

23.     Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Triangle during the board's evaluation of the transaction and file any written materials, such as the underlying valuation report, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

24.     Disclose all of the financial forecasts that management provided to Triangle or any projections that the advisor developed. In addition, disclose and quantify the material assumptions underlying the forecasts.

25.     Clarify how Triangle derived the fair value range of $26 to $31 from the various methodologies. In this regard, we note that two of the methodologies appear to support a range up to $36.

26.     Please revise the discussion of the discounted cash flow analysis to disclose the following:

- why a 5% to 8% earnings growth rate and a 11% to 13% discount rate were used (for example, do they correspond to the general industry averages?);
- why a dividend payout rate of 54% of projected net income was used; and
- how the estimated earnings growth rate compares to the company's historical growth rate.

## Procedures for Voting by Proxy, page 25

27.     Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph accordingly. Also ensure that the proxy card includes this language.

## Solicitation of Proxies, page 26

28.     We note that proxies may be solicited by personal interview, telephone, fax or "otherwise." Please advise us of the other means by which proxies may be solicited and

confirm, if true, that proxies will not be solicited via the Internet. In addition, please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. *See* Rule 14a-6(b) and (c).

Exchange of Stock Certificates for Cash, page 29

29.     Please revise to disclose the approximate length of time between the effective date of the merger and the date on which shareholders will receive their cash payments.

Stock Ownership by Affiliates, page 35

30.     Per Instruction 2 to Item 1008(a) of Regulation M-A, provide the required stock ownership information as of the most recent date practicable.

Selected Historical Financial Data, page 39

31.     Disclose the ratio of earnings to fixed charges in accordance with Item 1010(c)(4) of Regulation M-A.

Documents Incorporated by Reference, page 46

32.     We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).

Appendix C

33.     The opinion states that it is "exclusively directed to the Board of Directors of Darlington." This limitation appears to limit reliance by investors on the opinion. We view the limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete the limitation or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and

disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

34.     Disclose that Triangle has consented to the use of the opinion as part of the document.

Closing Information

As appropriate, please revise the proxy materials and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1918. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Pamela W. Carmody

Special Counsel
Office of Mergers and Acquisitions